UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____

FORM 11-K

(mark one)

[X]   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2003

[   ]   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

THERMO ELECTRON CORPORATION CHOICE PLAN

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

Thermo Electron Corporation Choice Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Electron Corporation
81 Wyman Street
P.O. Box 9046
Waltham, Massachusetts 02454-9046

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THERMO ELECTRON CORPORATION CHOICE PLAN

By: Thermo Electron Corporation, Pension Committee

By: /s/ Theo Melas-Kyriazi
     Theo Melas-Kyriazi
     Chief Financial Officer and Member of the Plan Administrator

Date: June 25, 2004

Thermo Electron Corporation Choice Plan

Financial Statements and Supplementary Information
December 31, 2003 and 2002

Thermo Electron Corporation Choice Plan
Index
December 31, 2003 and 2002

*Other supplemental schedules required by Section 2520-103.10 of the Department of Labor's Rules and
  Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have
  been omitted because they are not applicable.

Thermo Electron Corporation Choice Plan
Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and Pension Committee of
Thermo Electron Corporation Choice Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thermo Electron Corporation Choice Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 18, 2004

Thermo Electron Corporation Choice Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets		
Investments, at fair value	$427,399,405	$345,632,550
Loans to participants	5,636,340	5,976,961
	433,035,745	351,609,511
Receivables		
Employer contributions	712,594	546,587
Participant contributions	1,442,413	1,082,122
Other	548	5,616
	2,155,555	1,634,325
Net assets available for benefits	$435,191,300	$353,243,836

See accompanying notes to financial statements.

Thermo Electron Corporation Choice Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003

Addition to net assets attributed to investment income	
Interest and dividends	$ 8,423,928
Net appreciation in fair value of investments	72,025,833
Total investment income	80,449,761
Contributions	
Employer	11,703,913
Participant	24,510,500
Total contributions	36,214,413
Deductions from net assets attributed to	
Benefits paid to participants	34,686,849
Administrative expenses	29,861
Total deductions	34,716,710
Net increase in net assets available for benefits	81,947,464
Net assets available for benefits	
Beginning of year	353,243,836
End of year	$435,191,300

See accompanying notes to financial statements.

1.   Plan Description

The following description of the Thermo Electron Corporation Choice Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan. The Plan covers eligible full-time and part-time employees of Thermo Electron Corporation and subsidiaries (the Company) who have completed two months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On May 31, 2002, the Thermo Neslab, Inc. 401(k) Plan was merged into the Plan. The balance of $14,627,249 for the net assets available for benefits as of May 31, 2002 was transferred into the Plan.

On July 31, 2002, the Thermo Finnigan LLC 401(k) Plan was merged into the Plan. The balance of $47,453,179 for the net assets available for benefits as of July 31, 2002 was transferred into the Plan.

As of December 31, 2002, the participant accounts and the net assets of the Spectra-Physics 401(k) Plan were transferred into the Plan, totaling $36,004,050. The financial statements reflect the merger as if it occurred at the close of business December 31, 2002. The participants of Spectra-Physics of the 401(k) plan were allowed to contribute effective January 1, 2003.

Contributions
Each year participants may contribute up to 50% of pre-tax annual compensation or $12,000, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Beginning on the first day of the calendar month following completion of one year of service, the Company makes non-discretionary matching contributions equal to 200% of the first 2% and 25% of the next 2% of base compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options offered by the Plan. The Plan currently offers the Company's common stock fund and sixteen investment funds as investment options for participants. Contributions are subject to certain limitations.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company matching contributions plus actual earnings thereon is based on years of service. A participant is 100% vested after three years of credited service.

A participant is automatically 100% vested in all contributions upon the attainment of age 65, upon becoming permanently disabled, or upon death while still an active participant.

Participant Loans

Participants may only borrow from their employee portion of fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of the vested account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. The interest rates on plan loans range from 5% to 11% at December 31, 2003. Principal and interest are repaid through payroll deductions.

Benefit Payments and Plan Withdrawals

On termination of service due to death, disability or retirement, a participant (or beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

Forfeitures

Upon a participant's break in service, as defined, the nonvested portion of the participant's account is forfeited and is used to reduce the Company's future funding requirements. If a participant who has terminated employment is rehired by the Company before the greater of a five-year break in service or the number of the participant's years of service prior to the participant's break in service, the participant shall be reinstated in such forfeited amount. In 2003, Company contributions were reduced by $205,477 from forfeited nonvested accounts.

Transfer In/Out

In connection with certain reorganization activities at the Company, the assets of certain other plans sponsored by subsidiaries of the Company have been transferred into the Plan in connection with the merger of those plans. Additionally, the reorganization has involved a number of business dispositions. As a result, the plan assets in the accounts of the affected employees have sometimes been transferred to plans sponsored by the acquirers of these businesses disposed.

2. Summary of Significant Accounting Policies

Use of Estimates

The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. Certain prior year balances have been reclassified to conform with the current year financial statement presentation.

Investment Valuation

Investments are stated at fair value as determined by Fidelity Management Trust Company, a trust company that is the trustee and custodian of the Plan's investment assets. Common shares are valued based on quoted market prices. Registered investment companies and bank collective investment funds are valued based on net asset value. Participant loans are valued at cost plus accrued interest, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in a combination of investment securities which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Tax Status

The Plan has received a favorable determination letter dated September 18, 2003 from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator, management and the Plan's tax counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

4. Investments

Investments that represent five percent or more of the Plan's net assets are as follows:

	December 31,	
	2003	**2002**
Dodge and Cox Stock Fund	$68,531,423	$ –
Managed Income Portfolio II: Class II	80,699,253	82,028,407
Fidelity Equity-Income II Fund	–	46,954,580
Fidelity Blue Chip Growth Fund	53,078,631	43,974,327
Fidelity Balanced Fund	53,083,335	42,617,193
Fidelity Magellan Fund	30,880,451	24,014,123
Fidelity Growth Company Fund	31,880,444	20,369,301
Fidelity Diversified International Fund	25,597,955	–
U.S. Equity Index Commingled Pool	23,610,546	18,548,584
PIMCO Total Return Fund: Class ADM	–	17,699,913

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.

5. Related Party Transactions

Certain Plan investments are managed by the Fidelity Management Trust Company, which is a trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the period ended December 31, 2003. These transactions, as well as participant loans, qualify as party in interest transactions.

The Plan invests in a unitized stock fund, Thermo Electron Stock Fund (the Fund), which is comprised of a short-term investment fund component and shares of common stock of the Company. The unit values of the Fund are recorded and maintained by the trustee. During the year ended December 31, 2003, the Plan purchased units of the Fund in the approximate amount of $960,367, sold units of the Fund in the approximate amount of $2,033,948, and had net appreciation and dividends on the Fund in the approximate amount of $2,731,447. The total value of the Plan's interest in the Fund was approximately $14,081,420 and $12,423,554 at December 31, 2003 and 2002, respectively.

6.   Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.   Administrative Expenses

The Company and the Plan pay for administrative expenses associated with management of and professional services for the Plan. Administrative fees for hardship withdrawals and loan transactions are paid by the participants. The administrative expenses included in the statement of changes in net assets available for benefits represent expenses paid by the participants. During the year, the Plan received a settlement of approximately $147,000 from the prior recordkeeper. The proceeds from the settlement were utilized to offset administrative expenses.

8.   Subsequent Event

The Company recently announced that it has entered into a definitive agreement for the sale of its optical technologies segment, Spectra-Physics, to Newport Corporation. As a result of this disposition, the active participation in the Plan of employees in this segment will cease as of the sale date.

Thermo Electron Corporation Choice Plan
Schedule H, Line 4i
Schedule of Assets Held (at End of Year)
December 31, 2003   Supplemental Schedule

Description of Investments	Units/Shares	Current Value
Mutual Funds		
Dodge and Cox Stock Fund	602,315	$ 68,531,423
Fidelity Balanced Fund (1)	3,169,154	53,083,335
Fidelity Blue Chip Growth Fund (1)	1,339,355	53,078,631
Fidelity Diversified International Fund (1)	1,061,275	25,597,955
Fidelity Growth Company Fund (1)	636,717	31,880,444
Fidelity Magellan Fund (1)	315,945	30,880,451
Freedom 2000 Fund (1)	52,957	623,829
Freedom 2010 Fund (1)	122,622	1,596,544
Freedom 2020 Fund (1)	247,734	3,225,503
Freedom 2030 Fund (1)	169,773	2,198,563
Freedom 2040 Fund (1)	67,289	508,701
Freedom Income Fund (1)	73,671	817,014
PIMCO Total Return Fund: Class ADM	1,781,095	19,075,530
T. Rowe Price Small-Cap Stock Fund, Inc.	640,109	17,910,263
Fidelity Group Trust for Employee Benefit Plans		
Managed Income Portfolio II: Class II (1)	80,699,253	80,699,253
U.S. Equity Index Commingled Pool (1)	699,157	23,610,546
Thermo Electron Stock Fund (1)	898,069	14,081,420
Loans to participants (for a term not exceeding 30 years at interest rates ranging from 5% to 11%) (1)		5,636,340
		$433,035,745

(1) All investments are a party in interest to the Plan.

Exhibit Number	Description of Exhibit
23.1	Consent of PricewaterhouseCoopers LLP.
32.1	Certification of the Vice President of Human Resources Pursuant to 18 U.S.C. Section 1350.
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.